Exhibit 99.1

Westport Collaborates with Transportation and Energy Partners on Hydrogen-Powered Heavy Truck Demonstration in Spain

H2 HPDI™-Equipped Truck Transports Fresh Freight for Mercadona Supermarket Chain in Madrid

VANCOUVER, BC, Oct. 10, 2023 /CNW/ - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT) (Nasdaq: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced the successful completion of a heavy transport demonstration with its H2 HPDI™ fuel system equipped prototype truck hauling a refrigerated trailer in Madrid, Spain. The demo marks the first of its kind in Spain, representing an important step forward in the decarbonization of heavy transport for the country.

The collaboration between Westport and key transportation and energy partners includes:

  Disfirmur SL, a transport and logistics company, performing refrigerated goods transportation services, committed to efficient and sustainable transport
  Enagás' Subsidiary Scale Gas, an energy infrastructure company, responsible for refueling the vehicle at its Madrid hydrogen refueling station
  Versallis Tech Services, a hydrogen and renewable energy services consulting firm, providing technical support and coordination of the operation

The demo was made possible by Mercadona, a leading Spanish supermarket chain, who successfully implemented the test by carrying out a distribution service in Madrid and thus contributing to the progress towards more sustainable logistics.

Juan J. Sanchez, CEO of Disfrimur, said: "We unquestionably need affordable heavy-duty hydrogen fueled trucks to help our customers like Mercadona achieve their transport decarbonization goals. Trucks equipped with Westport's H2 HPDI fuel system are the solution to our needs today; a technology that is affordable and fits our operational needs, powered by hydrogen. We believe that truck manufacturers should offer this type of high efficiency, hydrogen-fueled heavy-duty vehicle."

Miguel A. Castro Pérez, General Manager of Mobility at Scale Gas, shares the same opinion: "Thanks to this trial, in which we have contributed with our experience in small scale infrastructure for mobility, we have taken another step forward in our commitment to decarbonize the transport sector, and incorporate hydrogen into our portfolio of infrastructure solutions for the heavy-duty transport sector."

"Westport's H2 HPDI fuel system, which powers an internal combustion engine, represents a practical solution that offers the sustainability needed to support climate neutrality in the heavy transport sector," said Anders Johansson, vice president of Heavy Duty OEMs for Westport. "It is inspiring to see our H2 HPDI prototype truck being tested by a major industry player, demonstrating the efficient delivery of fresh products to a supermarket logistics center."

The collaborating companies have demonstrated their capabilities in their different fields, building a comprehensive and pioneering initiative at a national level that paves the way toward sustainable and efficient transport in the Spanish capital using a carbon-free fuel.

"We hope this demonstration will help raise awareness of how hydrogen can contribute to cleaner heavy transport today, with a competitive total cost of ownership compared to traditional fossil fuel technologies," added José López-Gallego, COO of Versallis Tech Services.

Rounding out the feedback on the evaluation, the key opinion of the test truck driver enthusiastically admitted that "it drives like diesel...I like it!"

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

About Disfrimur

Disfrimur is a private, Spanish, family-owned company, dedicated to transport and logistics, which has its own fleet equipped with the most innovative technology and which circulates throughout the national territory. The company continues on its way to reach the set goal which is to become an invisible company for the environment. Website: https://www.disfrimur.com/en/

About Enagás' Subsidiary Scale Gas

Scale Gas joins expertise, reliability, and innovation to become a valuable partner in the management of infrastructures for the supply of alternative gaseous fuels in mobility. In addition to LNG and CNG, Scale Gas also includes hydrogen in its portfolio of fuelling stations. Scale Gas has developed the first 700 bar hydrogen fueling station in Spain and achieved an agreement with Disfrimur for the introduction of hydrogen as a fuel in its fleet. Website: https://www.scalegas.com/

About Versallis Tech Services, LLC

Versallis Tech Services LLC, Hydrogen and Renewable Energy Engineering and Consulting, is a company focused on helping its customers to develop their vision in the world of renewable hydrogen and energy. Versallis will strive to deliver results and create value for all its customers, maintaining the long-term viability of whatever resources they use. Website: https://www.versallis.com/

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and commitment to decarbonize the Spanish heavy-duty transport sector and the potential utilization of the H2 HPDI technology, and the performance, characteristics, and cost effectiveness of such. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to the timing and commitment to decarbonize the Spanish heavy-duty transport sector and the potential utilization of the H2 HPDI technology, the pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by law.

The Westport H2 HPDI™ fuel system-equipped demonstration truck unloading fresh freight at the Mercadona logistics hub in Getafe, Spain (September 22, 2023). Photo credit: Andrés Valdivia (CNW Group/Westport Fuel Systems Inc.)

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Contacts: Westport Media Relations, NA T: +1 947-339-8097, EUROPE T: +39 337-144-8438, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 00:01e 10-OCT-23